Abitibi-Consolidated Inc.
Consolidated Statements of Earnings (Loss)

		Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars, unless otherwise noted)	$	$	$	$

Sales	1 253	1 354	2 490	2 677

Cost of products sold, excluding amortization	919	961	1 825	1 931
Distribution costs	129	146	258	291
Countervailing and anti-dumping duties	10	18	19	37
Selling, general and administrative expenses	26	42	66	84
Mill closure and other elements	10	1	12	9
Amortization of plant and equipment	107	125	213	249
Amortization of intangible assets	4	4	8	8
Operating profit from continuing operations	48	57	89	68
Financial expenses (note 2)	84	105	167	198
Loss (gain) on translation of foreign currencies	(156)	60	(141)	88
Other expenses	7	4	14	6
Earnings (loss) from continuing operations before the following items	113	(112)	49	(224)
Income tax recovery (note 3)	(53)	(69)	(93)	(133)
Share of earnings from investments subject to significant influence	1	1	1	1
Non-controlling interests	(10)	(7)	(19)	(13)
Earnings (loss) from continuing operations	157	(49)	124	(103)
Earnings from discontinued operations	-	6	-	9
Net earnings (loss)	157	(43)	124	(94)

Per common share (in dollars, basic and diluted)
Earnings (loss) from continuing operations	0.36	(0.11)	0.28	(0.24)
Net earnings (loss)	0.36	(0.10)	0.28	(0.22)

Weighted average number of common
shares outstanding (in millions)	440	440	440	440

Consolidated Statements of Deficit

			Three months ended	Six months ended
	June 30	June 30	June 30	June 30
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars)	$	$	$	$

Deficit, beginning of period	(919)	(543)	(875)	(481)
Net earnings (loss)	157	(43)	124	(94)
Dividends declared	(11)	(11)	(22)	(22)
Deficit, end of period	(773)	(597)	(773)	(597)

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows
		Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars)	$	$	$	$$

Continuing operating activities
Earnings (loss) from continuing operations	157	(49)	124	(103)
Amortization	111	129	221	257
Future income taxes	(51)	(57)	(89)	(46)
Loss (gain) on translation of foreign currency long-term debt	(169)	62	(156)	83
Employee future benefits, excess of funding over expense	(8)	(19)	(18)	(40)
Gain on disposal of investment	-	-	-	(2)
Non-controlling interests	10	7	19	13
Other non-cash items	4	5	(3)	11
	54	78	98	173
Changes in non-cash operating working capital components	(8)	142	(153)	(60)
Cash flows from (used in) continuing operating activities	46	220	(55)	113

Financing activities of continuing operations
Increase in long-term debt	121	104	288	823
Repayment of long-term debt	(114)	(272)	(186)	(814)
Financing fees	-	(2)	-	(9)
Dividends paid to shareholders	(11)	(11)	(22)	(22)
Dividends and cash distributions paid to non-controlling interests	(10)	(4)	(18)	(9)
Net proceeds on issuance of shares	-	-	-	1
Other	(1)	-	-	-
Cash flows from (used in) financing activities of continuing operations	(15)	(185)	62	(30)

Investing activities of continuing operations
Additions to property, plant and equipment	(31)	(29)	(68)	(65)
Additions to intangible assets	-	-	(3)	-
Business acquisition, net of cash and cash equivalents	-	-	-	(13)
Net proceeds on disposal of an investment	-	2	-	2
Receipt of note receivable	10	-	10	-
Net proceeds on disposal of property, plant and equipment	-	-	1	-
Other	2	-	2	(2)
Cash flows used in investing activities of continuing operations	(19)	(27)	(58)	(78)

Cash from (used in) continuing operations	12	8	(51)	5
Cash generated by discontinued operations	-	19	-	31

Increase (decrease) in cash and cash equivalents during the period	12	27	(51)	36
Foreign currency translation adjustment	-	(1)	-	-
Cash and cash equivalents, beginning of period	4	145	67	135
Cash and cash equivalents, end of period	16	171	16	171

Cash and cash equivalents, at the end of the period, related to
Continuing operations	16	139	16	139
Discontinued operations	-	32	-	32
	16	171	16	171

See accompanying Notes to consolidated financial statements

Components of the changes in non-cash operating working capital
Accounts receivable	(7)	46	2	(69)
Inventories	69	40	(4)	(17)
Prepaid expenses	(18)	(12)	(22)	(16)
Accounts payable and accrued liabilities	(52)	68	(129)	42
	(8)	142	(153)	(60)

Cash outflows (inflows) during the period related to
Interest on long-term debt	89	71	159	174
Income taxes	4	(16)	2	(53)
	93	55	161	121

Abitibi-Consolidated Inc.
Consolidated Balance Sheets

	June 30	December 31
(unaudited)	2006	2005
(in millions of Canadian dollars)	$	$

ASSETS

Current assets
Cash and cash equivalents	16	67
Accounts receivable	426	436
Inventories	652	652
Prepaid expenses	74	52
	1 168	1 207

Property, plant and equipment	4 065	4 260
Intangible assets	468	473
Employee future benefits	270	248
Future income taxes	377	414
Other assets	151	146
Goodwill	1 296	1 296
	7 795	8 044

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 4)	788	933
Long-term debt due within one year	85	18
	873	951

Long-term debt	3 626	3 744
Employee future benefits	155	154
Future income taxes	603	716
Non-controlling interests	78	78

Shareholders' equity
Capital stock	3 518	3 518
Contributed surplus	37	34
Deficit	(773)	(875)
Foreign currency translation adjustment	(322)	(276)
	2 460	2 401
	7 795	8 044

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Business Segments
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

			Operating	Additions to	Sales
Three months ended June 30, 2006	Sales	Amortization	profit (loss) (1)	capital assets (2)	volume
		$$		$$
Newsprint	637	58	63	16	853	(a)
Commercial printing papers	396	41	(13)	8	462	(a)
Wood products (3)	220	12	(2)	7	541	(b)
Continuing operations	1 253	111	48	31

Three months ended June 30, 2005
Newsprint	722	72	27	13	979	(a)
Commercial printing papers	388	44	7	8	436	(a)
Wood products (3)	244	13	23	8	515	(b)
Continuing operations	1 354	129	57	29

			Operating	Additions to	Sales
Six months ended June 30, 2006	Sales	Amortization	profit (loss(1))	capital assets(2)	volume
		$ $		$ $
Newsprint	1 299	119	105	34	1 733	(a)
Commercial printing papers	756	79	(19)	25	881	(a)
Wood products (3)	435	23	3	12	1 040	(b)
Continuing operations	2 490	221	89	71

Six months ended June 30, 2005
Newsprint	1 413	142	31	32	1 958	(a)
Commercial printing papers	770	89	(8)	20	883	(a)
Wood products (3)	494	26	45	13	1 040	(b)
Continuing operations	2 677	257	68	65

(1)
  Operating profit for the "Newsprint" segment for the three and six months ended June 30, 2006 includes respectively $4 million and $7 million of mill closure and other elements ($1 million and $9 million of mill closure and other elements for the three and six months ended June 30, 2005). In addition, the three and six months ended June 30, 2006 include a reduction of SG&A expenses of $6 million related to the reversal of prior years' provision of capital tax (No such amount for the three and six months ended June 30, 2005).

  Operating profit (loss) for the "Commercial printing papers" segment for the three and six months ended June 30, 2006 includes $5 million of mill closure and other elements (No such amounts for the three and six months ended June 30, 2005). In addition, the three and six months ended June 30, 2006 include a reduction of SG&A expenses of $3 million related to the reversal of prior years' provision of capital tax (No such amount for the three and six months ended June 30, 2005).

  Operating profit (loss) for the "Wood products" segment for the three and six months ended June 30, 2006 includes respectively $1 million and nil for mill closure and other elements (No such amounts for the three and six months ended June 30, 2005). In addition, the three and six months ended June 30, 2006 include a reduction of SG&A expenses of $2 million related to the reversal of prior years' provision of capital tax (No such amount for the three and six months ended June 30, 2005).

(2) Capital assets include property, plant and equipment and intangible assets.
(3)
  Wood products sales exclude inter-segment sales of $45 million for the three months ended June 30, 2006 ($46 million for the three months ended June 30, 2005) and $88 millions for the the six months ended June 30, 2006 ($91 million for the six months ended June 30, 2005).

(a) in thousands of tonnes
(b) in millions of board feet
	June 30	December 31
	2006	2005
Total assets	$	$
Newsprint	4 311	4 490
Commercial printing papers	2 654	2 701
Wood products	830	853
	7 795	8 044

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30 , 2006
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

1.	Summary of significant accounting policies

These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

	These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2005.

2.	Financial expenses
		Three months ended		Six months ended
			June 30		June 30
		2006	2005	2006	2005
		$	$	$	$

	Interest on long-term debt	78	94	156	183
	Amortization of deferred financing elements related to debt	4	6	8	11
	Premium on early retirement of debt and other elements related
	to early debt retirement	-	4	-	10
	Interest income	(1)	(2)	(2)	(12)
	Other	3	3	5	6
		84	105	167	198

3.	Income tax adjustments

 In the three months ended June 30, 2006, favourable future income tax adjustments of approximately $63 million are included in income tax recovery following the reduction in Canadian federal income tax rate (other favourable income tax adjustments of $34 million in the three months ended June 30, 2005). The Canadian federal income tax rate will decrease from 22.12% in 2006 to 20.5% in 2008, to 20% in 2009 and to 19% in 2010. In addition, the six months ended June 30, 2006 included other favourable income tax adjustments of $22 million for a total of $85 million in the six months ended June 30, 2006 (other favourable income tax adjustments of $33 million for a total of $67 million in the six months ended June 30, 2005 mainly related to the finalization of prior-year audits).

4.	Mill closure elements provision

 The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, early retirement program and labour force reductions, inventory obsolescence, asset retirement obligations and other gains) for the periods:

		Three months ended		Six months ended
			June 30		June 30
		2006	2005	2006	2005
		$	$	$	$

	Mill closure elements provision, beginning of period	22	9	38	17
	Payments	(2)	(5)	(18)	(13)
	Mill closure elements provision, end of period	20	4	20	4

	The Company expects to pay most of the balance of the provision for mill closure elements before the end of 2006.

5.	Employee future benefits
	The following table provides total employee future benefits costs for the periods:
		Three months ended		Six months ended
			June 30		June 30
		2006	2005	2006	2005
		$	$	$	$

	Defined contribution pension plans	3	3	7	7
	Defined benefit pension plans and other benefits	36	28	73	57
		39	31	80	64

6.	Comparative figures

Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation. Also, since the Company sold its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia) at the end of 2005, comparative figures have been reclassified to exclude from continuing operations PanAsia's results.